

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Mr. Olaf Robak
President, Treasurer, and Secretary
Asset Solutions Inc
5 Garbary
Gdansk, Poland 80327

> **Re:** **Asset Solutions Inc**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 6, 2016**
> **File No. 333-207383**

Dear Mr. Robak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2015 letter.

<u>General</u>

1. Please provide updated interim financial statements and related disclosures to the extent required in your next amendment.

<u>Plan of Operation, page 18</u>

<u>Furnish our Office, page 19</u>

2. Please reconcile your disclosure that you plan to purchase office equipment with your disclosure on page 25 that your office currently has a desk, office chair, lamp, computer terminal, phone and internet.

Future Sales by Existing Stockholders, page 29

3.   We note your response to comment 18 in our letter dated November 5, 2015 and we re-
        issue our comment.

Statement of Cash Flows, page F-14

4.   We note your response to prior comment 23 of our letter dated November 5, 2015 and the
        changes you made to your statement of cash flows. Please revise your interim statement
        of cash flows to properly reflect depreciation as an operating activity rather than an
        investing activity.

        You may contact Mindy Hooker (Staff Accountant) at 202-551-3732 or John Cash
(Accounting Branch Chief) at 202-551-3768 if you have questions regarding comments on the
financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-
551-3570 or me at 202-551-3729 with any other questions.

                                        Sincerely,

                                        /s/ Craig E. Slivka, for

                                        Pamela A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: John E. Lux, Esq.